Free Writing Prospectus Dated September 27, 2010	Filed pursuant to Rule 433 Registration Statement No. 333-164007

KNIGHTSBRIDGE TANKERS LIMITED

ISSUER FREE WRITING PROSPECTUS

PRESS RELEASE

Set forth herein is a copy of the press release issued by Knightsbridge Tankers Limited on September 27, 2010.

Knightsbridge Tankers Limited Announces Public Offering

Knightsbridge Tankers Limited (the “Company” or “Knightsbridge”) (Nasdaq:VLCCF) announced today an underwritten public offering (the “offering”) of 4,250,000 common shares. The common shares are being offered pursuant to the Company’s effective shelf registration statement. The proceeds of the offering are expected to be used to repay indebtedness, fund a portion of the purchase price for a newbuilding Capesize drybulk carrier, the Golden Zhejiang that the Company has agreed to acquire from Golden Ocean Group Limited, or Golden Ocean, subject to certain conditions. The remainder of the net proceeds are expected to be used to fund future vessel acquisitions, for working capital and for general corporate purposes.

As part of the vessel acquisition, the Company expects to issue to Golden Ocean restricted common shares, based on the public offering price of common shares sold in the offering, with an aggregate value of approximately $18.5 million. The agreement to acquire the Golden Zhejiang is subject to conditions, including the completion of definitive documentation and customary closing conditions, the successful completion of the offering and the refinancing of the Company’s amended credit facility with Nordea Bank Norge ASA, or Nordea, for which the Company has obtained commitment letter from Nordea.

BofA Merrill Lynch is acting as the bookrunning manager and DnB NOR Markets and Nordea Markets are acting as co-managers for the offering. The Company expects to grant the underwriters a 30-day option to purchase up to 637,500 additional shares to cover overallotments.

This press release does not constitute an offer to sell or the solicitation of an offer to buy securities and shall not constitute an offer, solicitation or sale in any jurisdiction in which such offer, solicitation or sale is unlawful. The offering is being made by means of a prospectus and related prospectus supplement. A prospectus supplement related to the offering will be filed with the Securities and Exchange Commission. When available, copies of the prospectus and prospectus supplement relating to the offering may be obtained from the offices of BofA Merrill Lynch at 4 World Financial Center, New York, New York 10080, Attention: Preliminary Prospectus Department or by email at dg.prospectus_requests@baml.com.

FORWARD LOOKING STATEMENTS

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

Knightsbridge desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “plan,” “potential,” “will,” “may,” “should,” “expect,” “pending” and similar expressions identify forward-looking statements.

The forward-looking statements in this document are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charterhire rates and vessel values, changes in demand in the tanker market, as a result of changes in OPEC’s petroleum production levels and world wide oil consumption and storage, changes in Knightsbridge’s operating expenses, including bunker prices, drydocking and insurance costs, the market for Knightsbridge’s vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, and other important factors described from time to time in the reports filed by Knightsbridge with the Securities and Exchange Commission.

The Board of Directors

Knightsbridge Tankers Limited

Hamilton, Bermuda

September 27, 2010

Questions should be directed to:

Contact:	Ola Lorentzon: Chairman and Chief Executive Officer, Knightsbridge Tankers Limited
+46 703 998886

Inger M. Klemp: Chief Financial Officer, Knightsbridge Tankers Limited
+47 23 11 40 76

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-866-500-5408.